UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68262

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __12/1/2023__ AND ENDING __11//30/2024__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Coventry Securities, LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__7111 Valley Green Road__

(No. and Street)

__Fort Washington__	__PA__	__19034__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Michael Chiarovano__	__(212)668-8700__	__mchiarovano@acisecure.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Marcum LLP__

(Name – if individual, state last, first, and middle name)

__1601 Market St, 4th Floor__	__Philadelphia__	__PA__	__19103__
(Address)	(City)	(State)	(Zip Code)
__10/16/2003__		__688__	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Neal Jacobs, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Coventry Securities, LLC, as of 11/30, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Pennsylvania - Notary Seal
David Curran, Notary Public
Montgomery County
My commission expires March 29, 2025
Commission number 1275682
Member, Pennsylvania Association of Notaries

Signature:

Title: CEO

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FINANCIAL STATEMENTS

Coventry Securities, LLC
November 30, 2024

Coventry Securities, LLC

Financial Statements

November 30, 2024

Contents



MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Coventry Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Coventry Securities, LLC (the "Company") as of November 30, 2024 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of November 30, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2014.

Marcum LLP

Philadelphia, PA
January 24, 2025

<p style="text-align:center">Coventry Securities, LLC</p>

<p style="text-align:center">Statement of Financial Condition</p>

		November 30, 2024
Assets		
Cash	$	360,995
Other assets		36,009
Total assets	$	397,004
Liabilities and member's equity		
Accrued expenses	$	25,769
Due to affiliates		7,024
Total liabilities		32,793
Commitments and contingencies		
Member's equity		364,211
Total liabilities and member's equity	$	397,004

See accompanying notes.

Coventry Securities, LLC

Notes to Financial Statements

November 30, 2024

1. Nature of Operations

Coventry Securities, LLC (the "Company") is a limited liability company established in Delaware in 2009. The term of the Company shall continue in perpetuity unless the Company is dissolved in accordance with the provisions of its limited liability company agreement (the "Agreement").

The Company was formed pursuant to the Delaware Limited Liability Company Law (the "Act"). Pursuant to the Agreement, the member of the Company shall not have any liability for the obligations or liabilities of the Company except to the extent of any non-waiverable provision of the Act.

There is one class of member interest in the Company. The sole member of the Company is a trust controlled by and for the benefit of members of a single family.

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"). The Company operates under a membership agreement with the Financial Industry Regulatory Authority ("FINRA") and is a member of the Securities Investor Protection Corporation. The Company's principal activities consist of marketing its services as a broker-dealer and placement agent, registering and training its registered representatives, and providing services under an agreement with an affiliated entity (see Note 3).

The Company is affiliated with multiple entities through common ownership (see Note 3 for a description of related party transactions).

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions regarding the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Coventry Securities, LLC

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Cash

As of November 30, 2024, cash consists of interest-bearing accounts at a bank. Cash may exceed the Federal Deposit Insurance Corporation limits.

Other Assets

Other assets consist principally of deposits with a regulatory agency and prepaid expenses.

Accrued Expenses

Accrued expenses consist principally of accrued professional fees.

Due to Affiliates

Due to affiliates consists principally of amounts payable under the Corporate Services Agreement more fully described in Note 3, "Related Party Transactions" and amounts prepaid under the Brokerage Services Agreement more fully described in Note 3, "Related Party Transactions."

Income Taxes

The Company has elected S Corporation status under the provisions of the Internal Revenue Code and corresponding sections of state income tax laws. Under those provisions, the Company does not pay federal or state income taxes. As such, any income taxes are liabilities of the Company's member.

The Company has concluded there are no significant uncertain tax positions that would require recognition in the financial statements as of November 30, 2024. As of November 30, 2024, the Company's tax years ended November 30, 2021, 2022, 2023, and 2024 are subject to examination by the tax authorities.

Recent Accounting Pronouncements Not Yet Adopted

In November 2023, the FASB issued ASU No. 2023-07 – *Segment Reporting (Topic 280).* The guidance establishes disclosure requirements for more detailed segment expense information. This standard is effective for nonpublic companies for annual reporting periods beginning after December 15, 2023. The Company is evaluating the impact of the adoption of ASU No. 2023-07.

2. Summary of Significant Accounting Policies (continued)

Subsequent Events

Subsequent events through January 24, 2025, the date that the financial statements were available to be issued, have been evaluated for disclosure and recognition.

3. Related-Party Transactions

Brokerage Services Agreement

The Company provides brokerage services to an affiliated entity pursuant to the Brokerage Services Agreement. Amounts due under this agreement are settled in the normal course of the Company's business. As of November 30, 2024, the Company owed $3,476 which is included in "Due to affiliates" in the accompanying statement of financial condition.

Corporate Services Agreement

Pursuant to the Corporate Services Agreement, an affiliated entity provides certain employees, officers, and facilities for the operations of the Company. Expenses are allocated by the affiliated entity based on time spent on the Company's operations by these employees and officers.

Obligations incurred in connection with this agreement are settled in the normal course of the Company's business. As of November 30, 2024, the Company owed $3,548 which is included in "Due to affiliates" in the accompanying statement of financial condition.

4. Net Capital Requirement

As a registered broker-dealer in securities, the Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that aggregate indebtedness not exceed 1500% of net capital.

At November 30, 2024, the Company had net capital of $328,202, which was $323,202 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 9.99%.